EXHIBIT 99.1

Hydrogenics Receives Fuel Cell Order From Hydrogen Forklift Developer

To be Used by North American Big Box Retailer

MISSISSAUGA, Ontario, Dec. 14, 2015 (GLOBE NEWSWIRE) --Hydrogenics Corporation(NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or the “Company”), a leading developer and manufacturer of hydrogen generation technology and hydrogen fuel cell power modules, today announced that it has been awarded almost $2 million in orders for fuel cell power modules by a US-based developer of hydrogen powered forklifts. The customer will, in turn, supply its forklifts to a large logistics center for a North American big box retailer. The fuel cells are expected to be shipped in the first quarter of next year, and follow-on orders are anticipated to support the scale up of forklifts at the retailer prior to the end of 2016.

“We are very pleased to announce these recent orders for our fuel cell technology,” said Daryl Wilson, Hydrogenics CEO. “The market for hydrogen-powered forklift equipment in North America is attracting new equipment integration firms and forklift OEMs to provide robust, reliable and commercially viable material handling equipment that can operate under a wide range of environments. Hydrogenics’ standard heavy duty fuel cell power modules can be put to work across a variety of applications, and our simple package makes it easy for vehicle integrators to incorporate into their products – whether it be for cars, buses or, in this case, forklifts. With over a decade of direct experience, Hydrogenics is well positioned to serve multiple players in this sector as it grows.”

Hydrogenics fuel cell packages are engineered to be easy for OEMs and integrators to incorporate into their forklift equipment.  Over the past ten years, forklifts with Hydrogenics fuel cells on board have operated in various locations across North America – from car assembly plants and airport distribution centers to military bases. The Company’s fuel cells offer unique attributes which provide enhanced features such as unlimited start and stops, as well as the ability to start up in -10 degrees Celsius, with no added air compressors and humidification equipment required.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.